Exhibit 99.1

Marti Technologies Provides Update on Its Share Repurchase Program

Istanbul, Türkiye, June 29, 2026 — Further to the share repurchase program first initiated on January 10, 2024, and extended and replaced from time to time, Marti Technologies, Inc. (NYSE American: MRT) announces that, since the start of the program, it has repurchased 274,200 MRT ordinary shares at an average price of $2.25 per share, for a total outlay of $618,296. The up to $2.5 million repurchase program, which is subject to a ceiling price of $6.00 per share, will run through October 26, 2026.

About Marti:

Founded in 2018, Marti is Türkiye’s leading mobility app, offering a wide variety of transportation services. Marti operates a ride-hailing service that matches riders with car, motorcycle, and taxi drivers; offers delivery services; and operates a large fleet of rental e-mopeds, e-bikes, and e-scooters. All of Marti’s offerings are serviced by proprietary software systems and IoT infrastructure. For more information, visit www.marti.tech.

Cautionary Note Regarding Forward-Looking Statements:

Certain statements made in this press release constitute forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements related to the share repurchase program and the timing of share repurchases, if any. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the risks discussed in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. Marti undertakes no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise, except as required by law.

Investor Contact

Marti Technologies, Inc.

Turgut Yilmaz

Investor.relations@marti.tech